Exhibit 1

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SECURITIES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION TO BE CONTAINED IN THE PROSPECTUS EXPECTED TO BE PUBLISHED BY WPP PLC IN CONNECTION WITH THE PROPOSED SCHEME. THE PROSPECTUS WILL BE PUBLISHED AND MADE AVAILABLE ON WPP GROUP PLC’S WEBSITE AND WILL BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY’S DOCUMENT VIEWING FACILITY.

WPP GROUP PLC TO INTRODUCE A NEW UK-LISTED PARENT COMPANY

WPP Group plc (“WPP”) announces today a proposed Court sanctioned scheme of arrangement relating to the corporate structure of WPP (the “Scheme”). This will entail creating a new UK-listed, Jersey incorporated parent company for the group.

WPP is an international business, with over 110,000 people (including associate companies) working for its group companies in 106 countries. In recent years, the UK has contributed less than 15 per cent. of WPP’s revenues and headline profits before tax.

For historical reasons, the WPP group’s parent company has been incorporated and tax resident in the UK. As a result of recent concerns regarding possible changes to the UK’s taxation of foreign profits, the board of WPP has reassessed the location of the parent company of the WPP group and, given these concerns and the complexity of the current UK tax system, it has concluded that the long term interests of the WPP group and its share owners are best served by a new parent company corporate structure.

The board of WPP believes that the most appropriate structure to protect the WPP group’s taxation position and to better facilitate its financial management is to introduce a new Jersey incorporated parent company for the WPP group, that will be tax resident in the Republic of Ireland. This should provide the opportunity to reduce the overall tax rate of the group in the short to medium term.

This international parent structure should allow WPP to continue its successful strategy of developing its portfolio internationally, particularly in fast-growing geographic markets such as Brazil, Russia, India and China and also in other countries in Asia, Latin America, Africa and the Middle East and Central and Eastern Europe.

The Scheme will not result in any changes in the day-to-day conduct of the business of the WPP group or its strategy. The new parent company, which is to be called WPP plc (“New WPP”), will have its primary listing on the London Stock Exchange and its American Depositary Shares will be traded on NASDAQ. New WPP will continue to report in sterling.

New WPP will have the same board and management team as WPP on the date that the Scheme becomes effective. The implementation of the Scheme will not make any substantial changes to corporate governance, to existing investor protection measures, nor to the existing dividend policy and share repurchase programme of WPP. The implementation of the Scheme is not expected to have any adverse tax implications for WPP’s share owners.

Terms of the Scheme

Under the terms of the Scheme, New WPP will issue New WPP ordinary shares to holders of WPP ordinary shares on a one-for-one basis. The Scheme does not involve any payment for the new ordinary shares.

The effect of the Scheme will therefore be that:

(a)	New WPP will become the new parent company of the WPP group. New WPP will be listed in the UK and its ordinary shares admitted to trading on the London Stock Exchange in place of WPP; and

(b)	each WPP share owner will own an identical number of new ordinary shares in New WPP as was owned in WPP.

The proposals are subject to share owner approval at a Court Meeting and a General Meeting to be convened (as referred to below). A Circular setting out full details of the Scheme will be sent to WPP share owners on or around 6 October 2008. A Prospectus in relation to New WPP will also be published on or around 6 October 2008 and both documents will be available on WPP’s website (www.wpp.com). If approved by WPP share owners, the Scheme is expected to become effective on or around 19 November 2008.

ADS holders

The ordinary shares underlying WPP ADSs will participate in the Scheme, if it becomes effective, like all other ordinary shares in WPP. In conjunction with the Scheme, WPP ADSs will become New WPP ADSs on a one-for-one basis, without any action being required on the part of the WPP ADS holders, and with each New WPP ADS representing five ordinary shares in New WPP.

Members of any of the 401k plans who hold WPP ADSs under such plans will automatically receive New WPP ADSs in their plan accounts in exchange for their WPP ADSs. It is intended that New WPP ADSs will be traded on NASDAQ in place of the WPP ADSs.

Dividend Access Plan

New WPP will, shortly after the Scheme becomes effective, put in place a dividend access plan (the “Dividend Access Plan”). The Dividend Access Plan is designed to ensure that, as under current WPP dividend payment arrangements, New WPP share owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no tax is required to be withheld from the payment of dividends to New WPP share owners.

The key features of the Dividend Access Plan are that:

(a)	Under the Dividend Access Plan, New WPP share owners may choose whether they receive their dividends from a company resident for tax purposes in the UK (“WPP DAS Limited”) or from a company resident for tax purposes in the Republic of Ireland (i.e. from New WPP);

(b)	New WPP share owners who hold 100,000 or fewer New WPP ordinary shares upon the Scheme becoming effective and who do not elect to opt out of the Dividend Access Plan will be deemed to have elected to participate in the Dividend Access Plan and will receive their dividends from WPP DAS Limited; and

(c)	the ADS depositary will be required to elect on behalf of all holders of New WPP ADSs to receive their dividends from a company resident for tax purposes in the UK (i.e. WPP DAS Limited).

New WPP and WPP DAS Limited reserve the right to suspend or terminate these arrangements at any time, in which case the New WPP dividend will be paid directly to all ordinary share owners by New WPP.

Other proposals:

(A) New WPP reduction of capital

New WPP proposes to implement a reduction of capital in connection with the Scheme in order to provide for ongoing dividend payments and share repurchases by New WPP. Accordingly, New WPP’s share premium account will, following the Scheme becoming effective and on the confirmation of the Jersey Court, be recharacterised to create distributable reserves.

(B) Share plan proposals

It is WPP’s intention that the Scheme should, where possible, have no impact on the rights outstanding under its current employee share plans and that those rights and the ability to grant new awards over New WPP shares should continue after the Scheme. Accordingly, where permitted under the rules of the share plans, rights will not vest or become exercisable early as a result of the Scheme but will continue on the same terms except that they will be satisfied using New WPP ordinary shares or ADSs rather than existing WPP ordinary shares or ADSs.

Conditions to the implementation of the Scheme

The Scheme will require the approval of WPP ordinary share owners at a share owner meeting to be convened at the direction of the High Court of England and Wales (the “Court Meeting”). The approval required at the Court Meeting will be a majority in number of WPP share owners present and voting (whether in person or by proxy) at the meeting representing not less than 75 per cent. in value of the shares voted by such share owners.

The Scheme and related proposals will also require separate approval by not less than 75 per cent. of the votes cast by WPP share owners (whether in person or by proxy) at a general meeting of WPP (the “General Meeting”).

In addition to the approvals mentioned above, the Scheme will be conditional upon the sanction of the Scheme by the High Court. The subsequent reduction of capital of New WPP will also require approval at a later hearing of the Royal Court of Jersey.

WPP’s financing arrangements

On the date the Scheme becomes effective, New WPP will become an additional obligor of each of WPP’s existing banking facilities pursuant to an amendment and restatement agreement in respect of each.

In connection with the Scheme, New WPP will become a guarantor of the €750,000,000 6.625 per cent. Guaranteed Bonds due 2016, the €500,000,000 5.25 per cent Guaranteed Bonds due 2015, the £200,000,000 6.375 per cent Guaranteed Bonds due 2020, the £400,000,000 6.0 per cent. Guaranteed Bonds due 2017 and the €600,000,000 4.375 per cent. Guaranteed Bonds due 2013.

Following the Scheme becoming effective, it is also expected that New WPP will become a guarantor of the US$150 million 5% Contingent Convertible Subordinated Debentures due 2033 and the US$650 million 5.875% Notes due 2014.

Effect of the Scheme in relation to the TNS Offer

On 9 July 2008, the WPP Board announced the terms of an offer (“TNS Offer”) for the whole of the issued and to be issued share capital of Taylor Nelson Sofres plc (“TNS”). Under the terms of the TNS Offer, TNS share owners are being offered 173 pence in cash and 0.1889 of a WPP ordinary share for each TNS share. If the TNS Offer becomes unconditional in all respects and the Scheme becomes effective, the Scheme and related proposals will have the following effect in relation to the share consideration receivable by TNS share owners under the TNS Offer:

(a)	to the extent that TNS share owners who have validly accepted the TNS Offer are issued with WPP ordinary shares before the Scheme Record Time (currently anticipated to be 6.00 p.m. (London time) on or around 18 November 2008), such accepting TNS share owners who become WPP share owners by the Scheme Record Time will, like other WPP share owners at such time, receive one New WPP ordinary share for each WPP ordinary share cancelled under the Scheme; and

(b)	to the extent that TNS share owners are issued with WPP ordinary shares after the Scheme Record Time, either as a result of validly accepting the TNS Offer or as a result of WPP exercising its rights pursuant to the provisions of Part 28 of the Companies Act to acquire compulsorily any remaining TNS shares in respect of which acceptances have not been received, the WPP ordinary shares to which such TNS share owners become entitled will be transferred to New WPP and New WPP will issue one New WPP ordinary share for each WPP ordinary share so transferred to it.

The TNS Offer remains open for acceptance. A circular containing further information in relation to the proposal to introduce a new UK-listed parent company for the WPP group will be sent to TNS share owners shortly.

The WPP interim dividend for the six months ended 30 June 2008

WPP share owners who are on the register of members of WPP on 10 October 2008 will still be entitled to the interim dividend of 5.19 pence per ordinary share, which is payable on 10 November 2008.

Current trading, trends and prospects

Trading remains in line with the Board of WPP’s expectations for the year ending 31 December 2008. As previously stated, WPP believes that there will be a tougher trading environment in 2009 and the lengthening financial crisis has the potential to further impact consumer and client confidence.

Expected timetable of principal events

An expected timetable of principal events is set out below. This timetable is based on the Board of WPP’s expectations and may be subject to change. Any material changes to the timetable will be the subject of a further announcement.

Event	Expected time and/or date
Post Scheme Circular to WPP share owners and publish Prospectus	6 October 2008

Latest time for receipt by the trustee of the 401k plans of instructions in respect of WPP ADSs held under the 401k plans	10.00 a.m. (New York time) on 24 October 2008

Latest time for lodging voting instructions in respect of the WPP ADSs	10.00 a.m. (New York time) on 27 October 2008

Latest time for lodging forms of proxy for the Court Meeting	11.30 a.m. on 28 October 2008

Latest time for lodging forms of proxy for the General Meeting	11.45 a.m. on 28 October 2008

Voting Record Time	6.00 p.m. on 28 October 2008

Court Meeting	11.30 a.m. on 30 October 2008

General Meeting	11.45 a.m. on 30 October 2008

Court Hearing to sanction the Scheme and the related reduction of capital	18 November 2008

Last day of dealings in, and for registration of transfers of, WPP ordinary shares and WPP ADSs	18 November 2008

Scheme Record Time	6.00 p.m. on 18 November 2008

Effective date of the Scheme	19 November 2008

New WPP ordinary shares admitted to the Official List, crediting of New WPP ordinary shares in uncertificated form to CREST accounts and dealings in New WPP ordinary shares commence on the London Stock Exchange; cancellation of listing of existing WPP ordinary shares	8.00 a.m. on 19 November 2008

Dealings in New WPP ADSs commence on NASDAQ; cancellation of listing of existing WPP ADSs	9.30 a.m. (New York Time) on 19 November 2008

Jersey Court Hearing to sanction the New WPP reduction of capital	24 November 2008

New WPP reduction of capital becomes effective	25 November 2008

Expected times shown in the above table are to London time unless otherwise indicated. References in this announcement to share owners are to holders of shares, as the context requires.

Merrill Lynch International is acting as sponsor for New WPP’s listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the proposals or the contents of this announcement.

Contacts

WPP GROUP PLC	+44 20 7408 2204
Feona McEwan
BUCHANAN COMMUNICATIONS	+44 20 7466 5000
Richard Oldworth
MERRILL LYNCH INTERNATIONAL	+44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable laws.

NOTICE TO UNITED STATES RESIDENTS

This announcement is not an offer of securities in the United States.

The New WPP shares have not been, and will not be, registered under the US Securities Act of 1933, as amended, and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.